EXHIBIT 23.1

Independent Auditors’ Consent

Board of Directors

Acclaim Entertainment, Inc.:

We consent to the use in this registration statement on Form S-1 of Acclaim Entertainment, Inc. and Subsidiaries of our report dated May 20, 2003, included herein, and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated May 20, 2003, contains an explanatory paragraph that states that the Company has working capital and stockholders’ deficits at March 31, 2003 and a recurring use of cash in operating activities which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

New York, New York

March 5, 2004	KPMG LLP